UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE
Mail Stop 05-07

								December 28, 2004

Via U.S. Mail
Duane J. Roth
Chairman and Chief Executive Officer
Alliance Pharmaceutical Corp.
6175 Lusk Boulevard
San Diego, CA 92121


RE:		Alliance Pharmaceutical Corp.
		Form 10-KSB for fiscal year ended June 30, 2004
		File No. 0-12950

Dear Mr. Roth:

      We have limited our review of your Form 10-K to disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism, and will make no further review of the Form 10-K. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response.
After reviewing this information, we may or may not raise
Additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Duane J. Roth
Alliance Pharmaceutical Corp.
December 28, 2004
Page 2

Form 10-K for fiscal year ended June 30, 2004

General -

We note that Exhibit 1.18 to the agreement between PFC
Therapeutics,
the Company`s wholly-owned subsidiary, and Nycomed (filed as Exhibit 10.70 to the 10-K through incorporation by reference to Exhibit
10.2 to the Company`s 10-QSB for the fiscal quarter ended March 31,
2004) lists Iran and Syria among the countries with respect to which PFC has assigned to Nycomed all rights to market, license and perform other activities with respect to the intervascular oxygen carrier product being developed by PFC. In light of the fact that both of these countries are identified by the U.S. State Department as state sponsors of terrorism, and are subject to economic sanctions administered by the U.S. Treasury Department`s Office of Foreign
Assets Control, please advise us of the materiality to the Company
Of the arrangement to market and license PFC`s product in these countries through Nycomed, and give us your view as to whether the arrangement constitutes a material investment risk for your security holders. In preparing your response, please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors that a reasonable investor would deem important in making an investment decision.

Closing

      Please understand that we may have additional comments after we review your response to our comment. You may contact me at
(202)942-7817 if you have any questions about the comment or our review.


								Sincerely,




								Cecilia Blye, Chief
								Office of Global Security
								Risk


cc: 	Jeffrey Riedler
	Assistant Director
	Division of Corporation Finance